CUSIP No. 35804E 103

Page 1 of 6 Pages

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

Fresh Harvest Products, Inc.
(Name of Issuer)

Common Stock

$0.0001 Par Value

 (Title of Class of Securities)

35804E 103
(CUSIP Number)

Arthur Friedman

Fresh Harvest Products, Inc.

280 Madison Avenue, Suite 1005

New York, New York 10016

Copy to:

Clayton E. Parker, Esq.

K&L Gates LLP

200 South Biscayne Boulevard, Suite 3900

Miami, Florida 33131

(305) 539-3300

_________________________________

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

September 16, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  [  ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page)

CUSIP No. 35804E 103

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SCHEDULE 13D

1	NAME OF REPORTING PERSON
Arthur Friedman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [ ]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
26,067,000 shares of common stock(1)
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
26,067,000 shares of common stock(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
26,067,000 shares of common stock(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.0% of common stock(2)
14	TYPE OF REPORTING PERSON
IN

(1) Includes 18,021,000 shares of common stock held by Arthur Friedman and 8,046,000 shares of common stock held by Marcia Roberts.  Arthur Friedman and Marcia Roberts are husband and wife.

(2) Applicable percentage of ownership is based on 435,000,300 shares of common stock outstanding as of September 16, 2011.

CUSIP No. 35804E 103

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SCHEDULE 13D

1	NAME OF REPORTING PERSON
Marcia Roberts
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [ ]
(b) [ ]
3	SEC USE ONLY

4	SOURCE OF FUNDS
OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
26,067,000 shares of common stock(1)
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
26,067,000 shares of common stock(1)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
26,067,000 shares of common stock(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.0% of common stock(2)
14	TYPE OF REPORTING PERSON
IN

(1) Includes 18,021,000 shares of common stock held by Arthur Friedman and 8,046,000 shares of common stock held by Marcia Roberts.  Arthur Friedman and Marcia Roberts are husband and wife.

(2) Applicable percentage of ownership is based on 435,000,300 shares of common stock outstanding as of September 16, 2011.

CUSIP No. 35804E 103

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Item 1.  Security And Issuer

This Schedule 13D relates to the common stock, par value $0.0001 per share (the “Common Stock”), of Fresh Harvest Products, Inc. (the “Issuer”).  The principal executive office of the Issuer is located at 280 Madison Avenue, Suite 1005, New York, New York 10016.

Item 2.  Identity And Background

(a)	This Schedule 13D is being filed by Arthur Friedman and Marcia Roberts (the “Reporting Persons”).

(b)	The address of the Reporting Persons is 280 Madison Avenue, Suite 1005, New York, New York 10016.

(c)

Arthur Friedman is a CPA at the firm Arthur Friedman, CPA. Marcia Roberts is the managing editor of www.talkentertainment.com.  The address of the Reporting Persons principal place of business is  280 Madison Avenue, Suite 1005, New York, New York 10016.

(d)	During the last five years, the Reporting Persons have not been convicted in a criminal proceeding.

(e)

During the last five years, the Reporting Persons have not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	United States of America

Item 3.  Source And Amount Of Funds Or Other Consideration

The Issuer entered into letter agreements with the Reporting Persons pursuant to which the Issuer and the Reporting Person agreed that an aggregate of $181,426.12 of debt owed by the Issuer to the Reporting Persons would be converted into an aggregate of 260,670 shares of Series A Preferred Stock.

On September 16, 2011, pursuant to the terms of the Issuer’s Certificate of Designations of Series A Convertible Preferred Stock (the “Certificate of Designations”) each outstanding share of Series A Preferred Stock was converted into one hundred (100) shares of Common Stock.

Item 4.  Purpose Of Transaction

See Item 3 with respect to the consideration for the issuance of the Series A Preferred Stock.

Item 5.  Interest In Securities Of The Issuer

(a)-(b)  As of September 16, 2011, Arthur Friedman held 18,021,000 shares of Common Stock and Marcia Roberts held 8,046,000 shares of Common Stock (the Reporting Persons share voting and dispositive with respect to such shares).  Arthur Friedman and Marcia Roberts are husband and wife.  As of September 16, 2011, the Reporting Persons beneficially owned 6.0% of the Issuer’s Common Stock.  Such percentage ownership is based on 435,000,300 shares of Common Stock outstanding as of September 16, 2011.

(c)

See Item 3.

(d)

Not applicable.

(e)

Not applicable.

CUSIP No. 35804E 103

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Item 6.  Contract, Arrangements, Understandings Or Relationships With Respect To Securities Of The Issuer

The Reporting Persons are the father and mother of the Issuer’s President, Chief Executive Officer, Chief Financial Officer and Chairman of the Board of Directors.

On March 4, 2011, the Issuer entered into letter agreements with each of the Reporting Persons pursuant to which the Issuer and the Reporting Persons agreed that an aggregate of $181,426.12 of debt owed by the Issuer to the Reporting Persons would be converted into an aggregate of 260,670 shares of Series A Preferred Stock.  On September 16, 2011, pursuant to the terms of the Certificate of Designations each outstanding share of Series A Preferred Stock was converted into one hundred (100) shares of Common Stock.

Item 7.  Material to be Filed as Exhibits

Exhibit No.	Description
Exhibit 1	Joint Filing Agreement	Incorporated by reference from the Reporting Persons’ Schedule 13D filed with the SEC on July 13, 2011
Exhibit 2	Letter Agreement dated March 4, 2011 between the Issuer and Arthur Friedman.	Incorporated by reference from the Reporting Persons’ Schedule 13D filed with the SEC on July 13, 2011
Exhibit 3	Letter Agreement dated March 4, 2011 between the Issuer and Marcia Roberts.	Incorporated by reference from the Reporting Persons’ Schedule 13D filed with the SEC on July 13, 2011
Exhibit 4	Letter Agreement dated March 4, 2011 between the Issuer and Marcia Roberts.	Incorporated by reference from the Reporting Persons’ Schedule 13D filed with the SEC on July 13, 2011

CUSIP No. 35804E 103

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 19, 2011

REPORTING PERSONS:

ARTHUR FRIEDMAN

/s/ Arthur Friedman

MARCIA ROBERTS

/s/ Marcia Roberts